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                                                                    EXHIBIT 99.3

                                                           [English Translation]


CHANGE OF THE COMPANY'S CORPORATE NAME

1. DETAILS OF THE CHANGE
     A. Prior to change
        - "Hanaro Tongshin Chushik Hoesa" in Korean
           -----------------------------
        - "HANARO TELECOM INCORPORATED" in English
           ---------------------------
     B. After the change
        - "Hanarotelecom Chushik Hoesa" in Korean
        - "hanarotelecom incorporated" in English
           --------------------------

2. REASON FOR THE CHANGE
     : to conform the Company's corporate name with its corporate identity(CI)

3. RESOLUTION DATE : December 16, 2004